Exhibit 99.4

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 a.m. (New York City time) on July 5, 2011 for action to be taken.

2011 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

ChinaCache International Holdings Ltd. (the “Company”)

ADS CUSIP No.:	16950M107.
ADS Voting Record Date:	June 7, 2011.
Meeting Specifics:	Annual General Meeting on July 12, 2011 at 10:00 a.m., (Hong Kong time) at 42/F, Edinburgh Tower, 15 Queen’s Road Central, Hong Kong (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Annual General Meeting enclosed herewith
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of September 30, 2010.
Deposited Securities:	Ordinary Shares, par value $0.0001 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong Branch.

The undersigned holder, as of the ADS Voting Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs as follows: In the event voting takes place at the Meeting by show of hands, the Depositary will instruct the Custodian to vote, or cause to be voted, all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions. In the event voting takes place at the Meeting by poll, the Depositary will instruct the Custodian to vote, or cause to be voted, the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs.

In the event of voting by poll, Holders of ADSs for which no timely voting instructions have been received shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by the Holders’ ADSs unless the Company informs the Depositary that it does not wish to be given such proxy, substantial opposition exists or the outcome of the discretionary voting would materially and adversely affect the rights of holders of Deposited Securities (but all Deposited Securities will, if so requested by the Company, be represented at the meeting for quorum purposes if any timely voting instructions have been received from Holders).

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

1. The resolution as set out in the Notice of Annual General Meeting regarding the adoption of 2011 Share Incentive Plan.

[All company materials are posted on http://ir.chinacache.com]

A   Issues

	For	Against	Abstain

Resolution 1	☐	☐	☐

B   Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If these voting instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Please be sure to sign and date these Voting Instructions.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one holder as beneficial owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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